July 18, 2005

By Facsimile and U.S. Mail

Karen E. Bertero
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Lost Angeles, California 90071

	Re:	Worldwide Restaurant Concepts, Inc.
		Schedule 13E-3 filed by Worldwide Restaurant Concepts,
Inc.,
Kevin W. Perkins, Pacific Equity Partners Fund II, L.P.,
Aus Holdco Pty Limited and US Mergeco, Inc.
      Filed June 15, 2005

Dear Ms. Bertero:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3:

Schedule 13E-3
1. Please revise the Schedule and the document to be disseminated to
security holders to clarify each filing person`s response to Item
6
and 7 of Schedule 13E-3. In doing so, please be certain to disclose the information regarding effects required by Instructions 2 and 3 to
Item 1013 of Regulation M-A.

Chapter 1-The Merger, page 2
2. We note from page 4 that Mr. Kevin Perkins, a filing person,
and
additional members of the Australian Management Group, who are currently members of management of CFG will have the opportunity to exchange CFG shares for shares of the surviving entity.  We also note
that other management employees will have the opportunity to subscribe for equity interests in the surviving company. Please tell us what consideration was given as to whether these additional persons, to the extent that they subscribe for equity interests in the surviving entity, should be filing persons on the Schedule 13E-3.
Refer to section II.D.3. of our Current Issues Outline, publicly available on our website, www.sec.gov, for further guidance on the determination of when members of senior management become affiliates engaged in the Rule 13e-3 transaction.
3. Your Q&A and summary together are 17 pages long. Please revise the document to eliminate repetitive disclosure in these sections and
to shorten the summary.   The summary term sheet should address
all
of the most material terms of the transaction and should begin immediately after any state law notice to security holders.
4. We note that the per share consideration to be received in the transaction is based on a formula. Please revise the document as follows:
* Revise the summary to provide a toll free telephone number shareholders may call prior to determine the exact consideration to be received on a per share basis.
* Add an illustrative table showing the range of consideration per share that may be received between the set high and low.
* Clarify whether the parties may terminate the transaction if exchange rates fluctuate beyond values that would result in the high and low threshold consideration.
* If material, address the volatility of the exchange rate over a recent period, such as 90 days.
* Disclose the time period between the vote and the closing of the transaction.
* Disclose that the actual value of the consideration may differ from the example as of the latest practicable date, given that the actual consideration will not be determined until immediately preceding closing.
5. Revise to clarify the board`s plans if Houlihan Lokey is not able to provide fairness opinion the day before the special meeting, as discussed on page 14. Confirm that you will amend the Schedule 13E-3 to include any additional reports prepared by Houlihan Lokey as exhibits to the document as required by Items 1015 and 1016 of Regulation M-A. Also, please tell us how you intend to disseminate to security holders the results of Houlihan Lokey`s analysis, a summary of any report, and the board`s consideration of their conclusion.

Risk Factors, page 17
6. At the bottom of page 18 you state that "[c]ertain statements
and
assumptions in this proxy statement and in the documents attached
or
incorporated by reference in this prosy statement contain or are based on `forward-looking` information . . . .[and] that such statements are `forward-looking statements` within the meaning of the
Private Securities Litigation Reform Act of 1995." Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going-private transaction. See Section 21E(b)(2)(E) of the Securities Exchange Act of 1934 and Regulation M-
A telephone interpretation M.2 available at www.sec.gov in the July
2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please eliminate the reference to the Act or otherwise clarify your disclosure.
7. In addition, you state, "WRC does not undertake any obligation to update or release any revisions to any forward-looking statements or to report any events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events, except as required by law." Please revise to clarify your obligation under Rules 13e-3(d)(2) and (f)(1)(iii) to amend the Schedule to reflect a material change in the information previously disclosed.

The Merger, page 20
8. Refer to the fifth full paragraph on page 21. Please disclose the criteria used to select the final seven potential acquirors.
9. On page 23, revise to clarify the outstanding issues between April
20 and April 27.

Consideration Relating to the Merger, page 24
10. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. For example, it does not appear that you have addressed liquidation value, net book value or historical market prices. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13,
1981). Please revise the investor group`s fairness discussion in this regard as well.
11. Revise the sixth bullet point on page 25 to clarify the potential consideration from the "other possible liquidity events" that the board considered in reaching its fairness determination. Also revise the sixth bullet point on page 26 to clarify what about the "current and prospective environment . . . and, in particular, competitive factors" the board considered and how this weighed in favor of the fairness determination. Please make similar changes to the investor group`s fairness determination, as applicable.
12. Please revise this section to clarify how the board reached its procedural fairness determination despite the absence of all of the safeguards found in Item 1014 of Regulation M-A. See Q&A No. 21 in
Exchange Act Release No. 17719. In this regard, we note the statement in the last full paragraph on page 24 that "[b]ecause WRC is not affiliated with PEP and its affiliates, the Special Committee and the WRC Board of Directors determined that it was not necessary to retain an unaffiliated representative to act solely on behalf of stockholders of WRC that are not employees or affiliates." As it appears that the two are affiliated, please revise this statement or advise. For a discussion of affiliates of an issuer within the scope of Rule 13e-3, please see Item II.D.3 of the Division of Corporation
Finance`s Manual of Publicly Available Telephone Interpretations, discussed above.


Recommendation of the WRC Board of Directors, page 27
13. We note that the merger agreement and recommendation to security holders to vote in favor of the transaction were approved by "a unanimous vote of all directors at the meeting." Please clarify which directors did not vote on these matters.

Opinion of Financial Advisor, page 27
14. Each presentation, discussion or report by the financial advisor during the course of the meetings you describe must be summarized in considerable detail and filed as exhibits pursuant to Item 9 of
Schedule 13E-3. This applies to oral as well as written reports and preliminary as well as final reports. Revise to summarize each report prepared by Houlihan Lokey Financial Advisors and file each report as an exhibit to the Schedule 13E-3. In this regard, we note from page 29 that Houlihan, an affiliate of Houlihan Lokey Financial
Advisors, also provided financial advisory services in connection with this transaction. Please revise to provide all Item 1015 information with respect to Houlihan or tell us why disclosure is not required.
15. Revise the discussion in the carryover paragraph at the top of page 29 to clarify the scope of Houlihan`s engagement as WRC`s financial advisor with respect to the merger, and how this differed from the scope of Houlihan Lokey Financial Advisors` role in the transaction. Finally, as the two advisors have similar names, please revise the reference to the fairness opinion, which you refer to as the "Houlihan opinion" to clarify the source of that opinion.
16. On page 33, you state that "the financial projections may not be relied upon as necessarily indicative of future results." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise the disclosure to clarify why the projections are no longer valid, if true, and eliminate this disclaimer.
17. Please revise to clarify, if true, that the projections and underlying assumptions provided to the financial advisor are disclosed on pages 73-76.
18. We note that the financial advisor considered a draft merger agreement in reaching its fairness determination. Please revise to disclose the changes to the merger agreement after this draft, and whether any of those changes were material.

Position of the Investor Group as to Fairness, page 34
19. Please disclose the historical stock value of WRC that the investor group considered, and what consideration they gave to these values.


The Financing, page 39
20. We note that the financing agreements for the funds necessary to complete the transaction have not been finalized. Confirm to us that when the financing is complete, you will file the relevant agreements as exhibits to the Schedule 13E-3.
The Merger Agreement, page 48
21. You state that the "description of the material provisions of the merger agreement is qualified by reference to the text of the" merger agreement. Please eliminate this disclaimer, as security holders are entitled to rely on your disclosure in the document.
22. You state that "[t]he merger agreement is not intended to provide stockholders with factual information regarding the current state of the business or operations of WRC. Such information is provided elsewhere, or incorporated by reference, in this proxy statement and in the filings made by WRC with the Securities and Exchange Commission . . . which together contain all material information about WRC." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Proxy Solicitation, page 68
23. Revise to provide all information required by Item 1009(a) of Regulation M-A with respect to Georgeson. In doing so, quantify the compensation to be paid to Georgeson.

Ownership of More than 5% of WRC Common Stock, page 83
24. Please revise each of the beneficial ownership tables to disclose the number of shares outstanding on which you base the percentages.
25. Revise the beneficial ownership table to identify the individual(s) with voting and/or investment control over the shares held by entities named in the table.

Where Stockholders Can Find More Information, page 85
26. Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings while this Offer is pending, you must amend the Schedule 13E-3 to specifically incorporate them by reference, if necessary. Please confirm that you will do so and revise this section to clarify.
27. We note the disclaimers in the second and third full paragraphs on page 86. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and (f)(1)(iii) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.
28. We note the disclosure in the penultimate paragraph on this page that:
A stockholder should pursue his, her or its own independent evaluation and make any investigation he or she deems appropriate in deciding whether or not to join in the proxy solicitation for purposes of approving the merger. The information contained in or incorporated by reference in this document is not intended to be legal, tax or investment advice. Stockholders are strongly encouraged to consult with his, her or its own legal, tax and financial advisors regarding the consequences of the transactions described in this document.

Security holders are entitled to rely on the disclosure in your document. Please revise to eliminate this disclaimer and to clarify the reference to "join in the proxy solicitation."

Form of Proxy
29. If proposal two has been provided to permit the board to adjourn the meeting to solicit additional votes in favor of the transaction, please revise the proposal to clarify. Also, please revise the document to provide a separate section to discuss the reasons for the second proposal.
30. Please revise the form of proxy and any associated disclosure in the document to clarify those matters for which proxies may use discretionary authority to exercise their vote. See Rule 14a-4(c)(3).
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons, the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from (1) the company, and (2) each of the filing persons acknowledging that

* the company/filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company/filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Karen E. Bertero
July 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE